SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              HEADHUNTER.NET, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    422077107
                                 (CUSIP Number)

                                   May 2, 2001
             (Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)
         |X|  Rule 13d-1(c)
         |_|  Rule 13d-1(d)

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

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CUSIP NO. 755236106                  13G                       Page 2 of 5 Pages
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Chaucer Investments Co., LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    a. |_|
                                                                         b. |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                       5    SOLE VOTING POWER             2,000,000
    NUMBER OF         ----------------------------------------------------------
     SHARES            6    SHARED VOTING POWER           None
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        7    SOLE DISPOSITIVE POWER        2,000,000
    REPORTING         ----------------------------------------------------------
   PERSON WITH         8    SHARED DISPOSITIVE POWER      None
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,000,000
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.8%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

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

Item 1(a)         Name of Issuer:

                  HeadHunter.NET, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  333 Research Court, Suite 200
                  Norcross, Georgia 30092

Item 2(a)         Name of Persons Filing:

                  Chaucer Investments Co., LLC

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  2304 Chandana Trail
                  Valparaiso, Indiana 46383

Item 2(c)         Citizenship:

                  Delaware

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value

Item 2(e)         CUSIP Number:

                  422077107

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not applicable

Item 4            Ownership.

                  (a) Amount beneficially owned:

                  2,000,000 shares

                  (b) Percent of Class:

                  9.8%

                  (c) Number of shares as to which such person  has:

                  (i) Sole power to vote or to direct the vote

                  2,000,000 shares

             (ii) Shared power to vote or to direct the vote

             None

             (iii) Sole power to dispose/direct the disposition of

             2,000,000 shares

             (iv) Shared power to dispose/direct the disposition of

             None

Item 5       Ownership of Five Percent or Less of a Class.

             Not applicable

Item 6       Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

             Not applicable

Item 8       Identification and Classification of Members of the Group.

             Not applicable

Item 9       Notice of Dissolution of Group.

             Not applicable

Item 10      Certifications.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2001

                                    CHAUCER INVESTMENTS CO., LLC

                                    By: /s/  CAROL HALL
                                        ---------------------------------------
                                            Director of Finance and Accounting

                                  Page 5 of 5